INVEST IN **GINJAN BROS**

We're a hospitality company with a mission of bringing African flavors and cultures to the world.

ginjanbros.com New York, NY

Highlights

1. Started with less than $1,000

2. Survived the pandemic and expanded

(3) Shipped product to every continent

(4) Excellent products & Service (check our reviews)

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Featured Investors

 Howard Schultz (founder of Starbucks) in   Follow   Invested $250,000 ⓘ

Built Starbucks into the biggest coffee chain in the world.

"Mohammed and Rahim Diallo came to America with a dream to build a better life for themselves and their families. Despite incredible odds, they are building a business with enormous potential. In 2015, the brothers launched their beverage company Ginjan Bros, Inc. with less than $1000 and a mission to deliver African flavors to the world. America's future rests on the ambition and entrepreneurial spirit that these brothers possess. We are proud that our Foundation is one of their first inves..."

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K   **Kobla Asamoah**   Follow   Invested $10,000 ⓘ
      Syndicate Lead

See more investor reviews

Our Team



Mohammed Diallo   CEO

Leading the charge in unlocking new market segments and opportunities, Mo crafts directional applications of the Ginjan brand.



Ibrahima Diallo   COO

• Immigrated to the US at 15 from Guinea without my family or knowledge of the english language • Moved to Europe for an EU funded fellowship. I arrived without a place to stay and $200 to my name • Started Ginjan with less than $1,000 :



Ruen Ellis   Creative Director



Sidik Traore   Chef de Cuisine

Invest in a new standard of hospitality



Funding Round 2023.

Agenda.



The Ginjan **Opportunity**

- Who we Are
- The Market
- A Celebrated Brand

The **Raise**

- Ginjan operating verticals
- The Ask
- Use of Funds
- Brand Expansion + Operations

The Winning **Team**

- Our People & Values
- Contact
- Data Room



Who We Are

GINJAN®

We craft **food and beverage products** and **curate retail experiences** inspired by the flavors, aesthetics and culture of Africa.



/Global
Afrikanism/

— the global trend of African culture, cuisine, music and art going mainstream.



The **Ginjan Opportunity.**

We identified a gap in the market by catering to the African Diaspora — and in doing so we unlocked an even greater opportunity, currying favor with a much larger audience; a diverse customer segment yearning for authenticity that crosses cultural barriers.

Driven by a fundamental focus on wellness and meaning, they buy accordingly. We're well positioned against this backdrop, quickly establishing ourselves as a leader in an exploding CPG category, with responsible products and experiences rooted in African cuisine & hospitality —

THE NEW YORKER   FOOD&WINE   bon appétit   The New York Times

all agree and **celebrate the Ginjan Brand...**



...and so do our **customers**



Shopify

Google Reviews — Harlem + Brooklyn

Social Media


This started **with**
less than $1,000...

...and it's **Blowing Up** – with **$3MM revenue** since founding*



D2C

eComm

$1.3M

- Shipping to 50 US states since 2017
- Created subscription juice model in Q2 2023
- Achieved significant earned media from ABC, NBC, Fox, NPR + Humans of New York feature
  >$1M sales with no marketing program



DISTRIBUTION + DIGITAL

Retail

$570K

- In Whole Foods Market stores across NorthEast
- RainForest as distribution partner with access to 4K+ doors in NorthEast + Mid-Atlantic
- Part of WFM "Local Favorite" Retail Program



BRICK-AND-MORTAR

GinjanCafé

$1.14M

- 5-star reviews on Yelp! + Google
- Run rate of $1.2MM per location by Q2 2024
- Featured in The New Yorker & Food & Wine

*while holding down **full-time jobs.**


The Raise
...to grow and own a category.
GINJAN
..is raising
$5MM
AT A $15MM
PRE-MONEY VALUATION
Use of proceeds —
Brand Expansion
Investing in what works
Marketing/PR/Publicity
Retail, Partnerships & Growth
Product Development
Operational Efficiencies
Build a growth team
Optimize Supply Chain (cut costs + improve margins)
Build better processes for all 3 verticals
Projected Revenue of $10MM in 2024 & $26MM in 2025

Forward-looking projections are not guaranteed. $1.235M target via Wefunder.


From less than $1000 to generating over $3MM ...
...what's possible with the right money? *
*Absolutely Everything.
Howard Schultz
FOUNDER - STARBUCKS
" A business with enormous potential — we are proud to be one of their investors... "

USE OF FUNDS

1. Operational **Efficiencies**



Team **Growth**

- GinjanCafé Management
- Creative/Marketing Team
- Retail Sales + Activation team
- Logistics co-ordinators/GMs (ecomm+retail)
- Financial + Ops comptroller

Supply **Chain**

- Strengthen supply-chain , reduce cost by investing in Guinea-based factory
- Bring production back in-house (US production facility)
- Leverage tax advantaged trade programs like AGOA

OPS **Optimization**

- Logistics improvement Café (standardize café production + NYC wide delivery)
- Get to free shipping for ecomm + shipping in 2 days or less + better packaging
- Devolution of autonomy to mid level managers.

USE OF FUNDS

2. Brand **Expansion**



Retail **Growth**

- Expanding to ~4K NorthEast doors (RainForest Distribution Partner)
- Sales + Merchandising team
- AmazonFresh logistical solution

eComm **Expansion**

- Digital Marketing + topline advertising
- Social advertising, influence + collaborations
- In-home/Organic Impact marketing + product development

GinjanCafé Expansion

- Add 3x Manhattan Locations
- NYC-wide GrubHub delivery
- Corporate catering + in-situ events

Marketing + Publicity

- Topline/advertising – ecomm/local café
- Public Relations Firm AOR
- Experiential/Below the Line (Food & Wine Festival etc)
- Retail Activations/Promotions + Omni-channel integrations



Revenue **Recap.**



	2015	2016	2017	2018	2019	2020	2021	2022
Revenue	28,200	62,560	56,676	73,023	157,248	198,362	615,089	1,737,410
Expenses	56,736	124,064	100,584	137,497	168,612	214,486	403,553	2,411,578
Net Income	(28,536)	(61,503)	(43,908)	(64,474)	(11,364)	(16,123)	211,535	(674,168)
YoY Revenue Growth		221%	-9%	129%	215%	126%	310%	282%

◆ Personal Tragedy

◆ COVID



8 YEARS IN THE MAKING…

The **right brand, market moment, creative minds & visionary partners (You)** have met at this pivotal moment to **build the next great thing in CPG & hospitality.**

"If you want to go fast, go alone. If you want to **go far, go together."**

AFRICAN PROVERB

The Team that **Built it All**
The Best Things **Come in Three...***





CO-FOUNDER
Mohammed Diallo
Chief Executive Officer

Leading the charge in unlocking new market segments and opportunities, Mo crafts directional applications of the Ginjan brand.



CO-FOUNDER
Rahim Diallo
Chief Operations Officer

With his engineering background, Rahim has shaped operations for Ginjan in ecomm, retail and brick-and-mortar—actively driving brand and operational synergy.



Ruen Ellis
Chief Brand Officer

South African born designer & creative director, Ruen has conceptualized and created every Ginjan brand touchpoint since founding and is leading the charge in eComm.

*...with a little help from our friends.

We are supported by our dynamic and growing Café, logistics and kitchen team(s).